UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2024 (October 29, 2024)

TMT Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41667	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

420 Lexington Ave, Suite 2446
New York, NY	10170
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (347) 627-0058

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right	TMTCU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	TMTC	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive two-tenths of one ordinary share	TMTCR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On October 29, 2024, TMT Acquisition Corp, a Cayman Islands exempted company (“TMTC”, “TMT”, the “Company” or the “SPAC”), held an extraordinary general meeting of its shareholders (the “Meeting”).

At the Meeting, holders of an aggregate of 6,106,706 ordinary shares of TMTC, par value $0.0001 per share (the “TMT Ordinary Shares”), which represents 93.578% of the ordinary shares outstanding and entitled to vote as of the record date for the Meeting of October 7, 2024, were represented in person, virtually or by proxy, constituting a quorum for the transaction of business.

At the Meeting, the following proposals (each of which is described in more detail in the proxy statement/prospectus) were submitted to and approved by TMTC’s shareholders:

1.	Proposal No. 1 – The Business Combination Proposal – a proposal to resolve, as an ordinary resolution, that (i) the Business Combination Agreement (a copy of which is attached to the Proxy Statement/Prospectus as Annex A), (ii) the other Transaction Documents (as defined in the Business Combination Agreement), and (iii) the completion of the transactions contemplated by the Business Combination Agreement and such Transaction Documents, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement and such Transaction Documents, be approved in all respects:

For	Against	Abstain
5,864,318	3,391	148,997

Proposal No.1 was approved, having received the affirmative vote of holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to voted thereon and who voted at the Meeting.

2.	Proposal No. 2 – The Merger and Charter Proposal – a proposal to approve, as a special resolution, that (i) the Plan of Merger to be filed with the Registrar of Companies of the Cayman Islands, a copy of which is attached to the Proxy Statement/Prospectus as Annex B-1, and the transactions contemplated thereunder, including, without limitation, the Merger, be and are hereby adopted and approved and authorized in all respects, and (ii) the amended and restated memorandum and articles of association of TMT currently in eﬀect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed amended and restated memorandum and articles of association of the surviving company of the Merger, the form of which is attached the Proxy Statement/Prospectus as Annex B-2, with eﬀect from the eﬀective time of the Merger:

For	Against	Abstain
5,864,318	3,391	148,997

Proposal No. 2 was approved, having received the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who voted at the Meeting.

3.	Proposal No. 3 – The NTA Proposal – a proposal to approve, as a special resolution, that (i) the sentence, “provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets (after payment of the deferred underwriting commissions) to be less than US$5,000,001” at the end of Article 37.2(b) and (ii) the sentence, “provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001” at the end of Article 37.6, in each case, of TMT’s current third amended and restated articles of association, which currently restricts consummation of a shareholder redemption oﬀer in connection with a tender oﬀer or a vote held to approve a proposed business combination if the redemptions made would cause TMT’s net tangible assets to be less than US$5,000,001 (the “NTA Amendment”), be deleted with immediate eﬀect:

For	Against	Abstain
5,867,709	0	148,997

Proposal No. 3 was approved, having received the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who voted at the Meeting.

4.	Proposal No. 4 – The Nasdaq Proposal – a proposal to approve, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of Elong Class A Ordinary Shares in connection with the PIPE Financing be approved in all respects:

For	Against	Abstain
5,864,318	3,391	148,997

Proposal No. 4 was approved, having received the affirmative vote of holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who voted at the Meeting.

5.	Proposal No. 5 – The Non-Binding Governance Proposals – a proposal to approve, as ordinary resolutions, that certain material diﬀerences between TMT’s M&A and New Elong’s M&A, presented separately in accordance with SEC requirements, be approved, on a non-binding advisory basis:

For	Against	Abstain
5,664,318	203,391	148,997

Proposal No. 5 was approved, having received the affirmative vote of holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to vote thereon and who voted at the Meeting.

6.	Proposal No. 6 – The Adjournment Proposal – a proposal to approve, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates, if it is determined by the officer presiding over the Extraordinary General Meeting that more time is necessary for TMT to consummate the Merger and the other transactions contemplated by the Business Combination Agreement, be approved:

For	Against	Abstain
5,864,318	3,391	148,997

Proposal No. 6 was approved, having received the affirmative vote of holders of a majority of the ordinary shares represented in person, virtually or by proxy and entitled to voted thereon and who voted at the Meeting.

Item 8.01 Other Events

Redemptions

Holders of 4,247,501 TMTC Ordinary Shares exercised their rights to have such shares redeemed for a pro rata portion of TMT’s trust account, at approximately $11.30 per share, which amount was calculated using the trust balance two (2) business days ahead of the Meeting, for an aggregate redemption amount of $48,006,288.

Meeting Press Release

TMTC issued the press release filed herewith on October 29, 2024, announcing the results of the Meeting. The press release is attached as Exhibit 99.1 as is incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed business combination, eLong Power filed a registration statement on Form F-4 (File No. 333-280512), declared effective by the SEC on September 30, 2024, that includes a proxy statement of TMTC and a prospectus of eLong Power. The proxy statement/prospectus has been mailed to all TMTC shareholders.

Investors and securities holders may obtain free copies of the proxy statement/prospectus, and all other relevant documents that are filed or that will be filed with the SEC, through the website maintained by the SEC at www.sec.gov. These documents may also be obtained free of charge by written request to TMT Acquisition Corporation, 420 Lexington Avenue, Suite 2446, New York, New York 10170.

About eLong Power

eLong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. eLong Power is led by Ms. Xiaodan Liu, eLong Power’s Chairwoman and CEO.

eLong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. eLong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

About TMT Acquisition Corp

TMT Acquisition Corp is a blank check company, also commonly referred to as a special purpose acquisition company (SPAC), formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. TMTC is led by Dajiang (“DJ”) Guo, Chairman and Chief Executive Officer, and Jichuan Yang, Chief Financial Officer, who are growth-oriented executives with a long track record of value creation across industries.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by eLong Power and the markets in which it operates, and eLong Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: the risk that the transaction may not be completed by TMTC’s business combination deadline; the failure to satisfy one or more of the conditions to the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the effect of the announcement or pendency of the transaction on eLong Power’s business relationships, performance, and business generally; risks that the proposed business combination disrupts current plans or operations of eLong Power; the outcome of any legal proceedings that may be instituted against eLong Power or TMTC related to the business combination agreement or the proposed business combination; the ability of eLong Power to have its securities listed on Nasdaq commencing on the closing of the transaction and maintain such listing thereafter; after the closing of the transaction, the price of eLong Power Inc.’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which eLong Power Inc. will operate, variations in performance across competitors, changes in laws and regulations affecting eLong Power Inc.’s business and changes in its capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities provided by the business combination; its need for substantial additional funds; the parties’ dependence on third-party suppliers; risks relating to the results of research and development activities, market and other conditions; its ability to attract, integrate, and retain key personnel; risks related to its growth strategy; patent and intellectual property matters; and the parties’ ability to obtain, perform under and maintain financing and strategic agreements and relationships. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding TMTC’s and eLong Power’s business are described in detail in TMTC’s and eLong Power’s SEC filings which are available on the SEC’s website at www.sec.gov, including in eLong Power’s registration statement on Form F-4 (File No. 333-280512) and TMTC’s registration statement on Form S-1 (File No. 333-259879), filed with the SEC and updated by TMTC’s and eLong Power’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and TMTC expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Press Release, dated October 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 29, 2024	TMT Acquisition Corp

	By:	/s/ Dajiang Guo
	Name:	Dajiang Guo
	Title:	Chief Executive Officer